Mail Stop 4-6

							September 15, 2004

Mr. Mitchell Cohen
Ramp Corporation
33 Maiden Lane
New York, New York 10038

RE:	Ramp Corporation
Form S-3
File No. 333-118457
Filed August 20, 2004

Dear Mr. Cohen:

We have limited our review of your filing to matters with respect to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. We note that on April 22, 2004, the company entered into a letter of intent to acquire substantially all of the electronic medical record software business operated by Berdy Medical Systems, Inc. Supplementally, please provide your analysis of whether the acquisition is significant under Rule 3-05 of Regulation S-X such that financial statements and pro forma financial information will be required to be filed. In this regard, please note that if the acquisition is sufficiently significant, this information will be required to be filed prior to effectiveness of this registration statement.

Legal Matters, page 27
2. We note that Martin Eric Weisberg, a partner of the law firm of Jenkens & Gilchrist, was issued 4,000,000 million shares of your common stock as payment for legal services. Please revise to include, under an appropriate heading, the disclosure required by Item 509 of Regulation S-K.

*************************************

As appropriate, please amend your filing in response to these comments. You must submit a copy of the filing with the amendment that is marked in accordance with Item 310 of Regulation S-T. You may wish to provide us with marked copies of the amendment to expedite our
review.   Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	You may contact Tangela Richter at (202) 942-1837, Mark Shuman, Special Counsel, at (202) 942-1818 or me at (202) 942-1800 with any questions.




Sincerely,



Barbara Jacobs
							Assistant Director

CC:

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Phone (212) 704-6000
Fax     (212) 704-6288


Ramp Corporation
Form S-3
Page 1